LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                         767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158

JESSE LYNN, ASSISTANT GENERAL COUNSEL                  DIRECT DIAL: 212-702-4331
                                                       EMAIL:  JLYNN@SFIRE.COM


                                 April 5, 2011

VIA EDGAR
---------
United States Securities and Exchange Commission
Division of Corporation Finance - Office of Mergers & Acquisitions One Station Place - 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: David L. Orlic, Special Counsel

RE:  MENTOR GRAPHICS CORPORATION
     DEFINITIVE ADDITIONAL PROXY SOLICITING MATERIALS
     FILED ON MARCH 31, 2011 BY HIGH RIVER LIMITED PARTNERSHIP AND OTHERS FILE NO. 001-34795
     --------------------------------------------------------------------

Ladies and Gentlemen:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises
Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Mr. Jos Maria Alapont, Mr. Brett Icahn, Mr. Carl C. Icahn, Mr. Gary Meyers and Mr. David Schechter (collectively, the "Participants"), are responses to the comments contained in the letter (the "Comment Letter") from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received via fax on April 4, 2011, relating to the Definitive Additional Proxy Soliciting Materials filed with the Commission by the Participants on March 31, 2011. The paragraph numbers set forth below correspond to those contained in the Comment Letter.

     1. The Participants hereby confirm that they will endeavor to avoid issuing statements in their definitive additional soliciting material that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct of the company's management without factual foundation.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Marc Weitzen, Esq. at (212) 702-4388.

                                                               Very truly yours,


                                                               /s/ Jesse Lynn
                                                               --------------
                                                               Jesse Lynn